October 14, 2021

BY EDGAR

Howard Efron

Jennifer Monick

Austin Wood

James Lopez

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TLGY Acquisition Corp

Draft Registration Statement on Form S-1

Confidentially Submitted September 3, 2021

CIK No. 0001879814

Dear Mr. Efron, Ms. Monick, Mr. Wood and Mr. Lopez:

We set forth below the response of TLGY Acquisition Corp (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 30, 2021 with respect to the draft registration statement on Form S-1 (the “Draft Registration Statement”) submitted on September 3, 2021. We have reproduced below in bold the Staff’s comments and have provided the Company’s response following each comment. Concurrently with the submission of this letter, the Company is filing its registration statement on Form S-1 (the “Registration Statement”) and certain exhibits thereto via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement, marked to show changes to the draft registration statement on Form S-1 confidentially submitted on September 3, 2021, and four copies of the submitted exhibits.

The Company is, concurrently with the Registration Statement, filing the Draft Registration Statement that was previously submitted for the non-public review of the Staff, and plans to launch the road show as soon as legally permissible on or around October 29, 2021, subject to market conditions. As such, the Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Draft Registration Statement on Form S-1 submitted September 3, 2021

Cover Page

1.

We note that your CEO and officers and directors are located in and have significant ties to China/Hong Kong and that you may be pursuing an initial business combination with a Chinese company. Please disclose this prominently on the prospectus cover page. Your disclosure should also describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover and on pages 9, 13, 14 and 15 of the Registration Statement.

Summary, page 2

2.

Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure (VIE) to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

The Company respectfully submits to the Staff that it is not seeking to acquire a company that uses or may use a VIE structure to conduct China-based operations and has included a statement in the Registration Statement (for example, on the prospectus cover, on page 9 in the Summary section) to clarify the same. Nevertheless, it has already included, and has added additional disclosures the Staff has requested in this comment in the Risk Factors section on pages 89, 90, 91, 92 and 93 of the Registration Statement to describe the risks its investors may face in the unlikely event that the Company acquires a target business that uses or at the time of the business combination plans to use a variable interest entity structure to conduct China-based operations. The Company has also included cross references to such risk factors disclosure on the cover page of the prospectus and on pages 13, 14, 42 and 43 of the Registration Statement.

3.

We note disclosure in the risk factors about acquiring a business in China. In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 14, 15, 83, 85, 86, 87, 88, and 89 of the Registration Statement.

4.

Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company has revised the disclosure on prospectus cover and on pages 14 and 85 of the Registration Statement.

5.

Please provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Additionally, please provide this disclosure within the prospectus summary section of the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Registration Statement. The Company also has similar disclosure in the Risk Factors section on pages 90, 93 and 94.

6.

We note the statements on pages 82-83 regarding the Holding Foreign Companies Accountable Act. Please revise the summary to disclose that trading in your securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 16 of the Registration Statement.

Risk Factors, page 75

7.

To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 91 and 92 of the Registration Statement.

8.

We note your disclosure on page 81 and elsewhere regarding the impact of Chinese law. Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42, 88 and 89 of the Registration Statement.

9.

We note the reference to the Cyberspace Administration of China on page 77. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target company for an initial business combination and/or your business on a post-combination basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 42, 86 and 87 of the Registration Statement.

10.

We note that you are offering 17,500,000 Class A ordinary shares as part of your initial public offering of units, but only show 15,076,502 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 17,500,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

The Company has followed Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” in accounting for the redeemable shares of Class A ordinary shares. This included recording the redeemable shares of Class A ordinary shares in temporary equity on the balance sheet. However, the Company previously maintained stockholders’ equity of at least $5,000,001 as the Company will not redeem shares of Class A ordinary shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions.

In September 2021, the SEC communicated its view that classification of $5,000,001 in permanent equity was not appropriate and that all public shares should be reclassified as temporary equity.

This is a change from the Company’s previous accounting practice whereby as noted above it maintained stockholders’ equity of at least $5,000,001 as the Company will not redeem shares of Class A ordinary shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions.

However, the Company has concluded that in light of the SEC’s recent interpretation, it has changed its accounting and reflected the full amount of all redeemable Class A ordinary shares in temporary equity on page 110 of the Registration Statement.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2704.

Very truly yours,

/s/ Jin-Goon Kim
Name: Jin-Goon Kim Title: Chairman and Chief Executive Officer

cc:	Adam J. Brenneman

Shuang Zhao

Zizhen Chen

Cleary Gottlieb Steen & Hamilton LLP

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